Exhibit 99.1

PowerBank Awarded Contract by New York Power Authority for 1.6 MW Ground-Mount Solar Project at SUNY Oneonta

Project expected to generate recurring energy revenue and qualify for approximately US$1.4 million in federal investment tax credits

First MW-scale array to power campus facilities

Toronto, Ontario, September 3, 2026 — PowerBank Corporation (Nasdaq: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce that it has been awarded a contract (the “Contract”) by the State University of New York at Oneonta in Oneonta, NY for the development and construction of a 1.628 MW DC ground-mount solar project (the “Project”) in a Request for Proposals (RFP) administered by the New York Power Authority (“NYPA”). The Contract was awarded to an entity owned by PowerBank’s wholly owned U.S. subsidiary, Abundant Solar Power Inc. PowerBank will own and operate the Project once construction is complete.

The Contract follows a competitive solicitation issued by NYPA seeking developers to design, develop, construct, install, finance, own, operate and maintain solar photovoltaic systems at SUNY Oneonta. Proposals were evaluated on price, technical competency, technical approach, strength of management team, financing availability and financial strength, risk analysis, and schedule for project delivery and completion. The solicitation also required proposers to demonstrate a track record of designing, developing, constructing, installing, financing, owning, operating and maintaining photovoltaic systems at a comparable scale.

The Project will be the first MW-scale, on-site solar array at SUNY Oneonta and supports the university’s Clean Energy Master Plan, which prioritizes reducing the campus scope 1&2 carbon emissions - as well as, lowering the campus’ peak electrical demand on the local utility. NYPA is the largest state public power organization in the U.S. and works with public sector customers across New York State to expertly advise them on incorporating distributed renewable and clean energy solutions into their energy systems. The Project is connecting behind the meter and will provide power to campus facilities.

The next milestone for the Project is the receipt of a building permit. Once constructed and operational, the Project is expected to deliver enough energy to power the equivalent of approximately 205 homes annually. The estimated construction value of the Project is $3.58 million USD, and the Project is expected to be eligible for U.S. federal Investment Tax Credits with an estimated value of $1.4 million USD.

PowerBank’s President and Chief Operating Officer Andrew van Doorn commented, “Winning a competitive solicitation of this kind comes down to execution history. Our engineers and construction professionals have spent decades building and commissioning complex energy infrastructure across New York State, and we are proud to be delivering the first MW-scale on-site solar array for a campus that has made a central commitment to use of more clean energy generation resources. We look forward to working alongside NYPA and the university, and to advancing the Project through permitting and into construction with the discipline our partners have come to expect from PowerBank.”

“The New York Power Authority is pleased to see solar development at SUNY Oneonta advance toward construction,” said NYPA President and CEO Justin E. Driscoll. “This 1.6 MW solar project at SUNY Oneonta reflects how forward-thinking collaboration can modernize campus energy systems, reduce environmental impact, and provide students, faculty and community members with a tangible example of clean-energy innovation in action.”

“The construction of this 1.6-megawatt solar array is an important step forward in SUNY Oneonta’s commitment to decarbonizing our campus and advancing New York State’s ambitious clean-energy goals,” says Lachlan Squair, Associate Vice President of Facilities Management at SUNY Oneonta. “By expanding our on-site renewable energy generation, we are reducing greenhouse gas emissions, strengthening the sustainability and resilience of our campus, and helping build a cleaner energy future for New York. Our partnership with the New York Power Authority and Abundant Solar Power demonstrates the power of collaboration in turning climate commitments into meaningful, measurable action. This project is not only an investment in renewable energy—it is an investment in the future of our students, our campus, and our state.”

The Project supports New York State’s goal of reducing greenhouse gas emissions 60% by 2040 and achieving a net-zero economy by 2050, as well as New York’s path to 10 GW of installed distributed solar by 2030. The State leads the United States in community solar capacity, having reached the milestone of 6 GW installed distributed solar in the fall of 2024.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the project’s execution. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact energy solutions. These capabilities are increasingly valuable as AI and data center growth place unprecedented demand on the North American grid.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the services to be provided to the State University of New York at Oneonta; the value of the Contract; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms to construct the Project; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation